MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 225

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 225 on May 2, 2000. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
          "Fee Table" have been completed.

     Pages 4-21. Revisions have been made and the portfolios have been completed.

     Pages 22-40. The descriptions of the Securities issuers have been completed.

     Pages 41-43. The Report of Independent Certified Public Accountants and
          Statements of Condition have been completed.





                                                              FILE NO. 333-35158
                                                                    CIK #1104556


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 225

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181


E.   Title of securities being registered: Units of proportionate interest

F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on May 2, 2000 pursuant to Rule 487.





                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.



Bandwidth &
   Telecommunications Trust
   Series 10A
   Series 10B

Biotechnology &
   Pharmaceutical Trust
   Series 10A
   Series 10B

Global Wireless Trust
   Series 3A
   Series 3B
Great International Firms Trust
   Series 12

The Roaring 2000sSM Trust
   Series 6A
   Series 6B

Semiconductor Trust
   Series 2A
   Series 2B


--------------------------------------------------------------------------------



   Van Kampen Focus Portfolios, Series 225 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a diversified portfolio of stocks. With the exception of the Great International Firms Trust, we offer each portfolio in two separate Trusts with different maturity options. Series A Trusts terminate in 15 months for investors with shorter investment horizons. Series B Trusts terminate in five years for investors with longer investment horizons. Of course, we cannot guarantee that a Trust will achieve its objective.


                                   May 2, 2000



       You should read this prospectus and retain it for future reference.


--------------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.



                   Summary of Essential Financial Information
                                   May 2, 2000

                                                                                                              Great
                                                                                                          International
                                                                      Series A            Series B            Firms
Public Offering Price                                                  Trusts              Trusts             Trust
                                                                    ------------        ------------      ------------
Aggregate value of Securities per Unit (1)                            $    9.900         $    9.900       $    9.900
Sales charge                                                               0.295              0.450            0.450
  Less deferred sales charge                                               0.195              0.350            0.350
Public offering price per Unit (2)                                    $   10.000         $   10.000       $   10.000

General Information
Initial Date of Deposit                                  May 2, 2000
Mandatory Termination Date - Series A Trusts             August 7, 2001
Mandatory Termination Date - All Other Trusts            May 3, 2005
Record Date - Series A Trusts                            February 10, 2001
Distribution Date - Series A Trusts                      February 25, 2001
Record Dates - All Other Trusts (4)                      June 10 and December 10
Distribution Dates - All Other Trusts (4)                June 25 and December 25

Trust Information
                                                             Estimated        Estimated                       Estimated
                                             Aggregate        Initial          Annual         Redemption   Organizational
                              Initial         Value of      Distribution      Dividends        Price per      Costs per
       Trust                  Units (3)    Securities (1)  per Unit (4)(5)  per Unit (5)       Unit (6)       Unit (1)
 -----------------------   --------------   -------------   -------------   -------------    -------------  -------------
Bandwidth & Tele-
communications Series A           14,964   $      148,135             N/A   $      .00846   $       9.705   $     .00917
Bandwidth & Tele-
communications Series B           14,964   $      148,135             N/A   $      .00846   $       9.550   $     .01565
Biotechnology &
Pharmaceutical Series A           15,461   $      153,054   $         .02   $      .02728   $       9.705   $     .00914
Biotechnology &
Pharmaceutical Series B           15,461   $      153,054   $         .02   $      .02728   $       9.550   $     .01526
Global Wireless Series A          15,195   $      150,429   $         .01   $      .01432   $       9.705   $     .00917
Global Wireless Series B          15,195   $      150,429   $         .01   $      .01432   $       9.550   $     .01565
Great International
Firms Trust                       39,765   $      393,672   $         .07   $      .11130   $       9.530   $     .00380
Roaring 2000s Series A            14,979   $      148,286   $         .06   $      .08340   $       9.705   $     .02374
Roaring 2000s Series B            14,979   $      148,286   $         .06   $      .08340   $       9.550   $     .02484
Semiconductor Series A            14,891   $      147,412             N/A   $      .00076   $       9.705   $     .01512
Semiconductor Series B            14,891   $      147,412             N/A   $      .00076   $       9.550   $     .03072


--------------------------------------------------------------------------------

(1) Each Security principally traded in North or South America (including American Depositary Receipts) is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the last business day before the Initial Date of Deposit. All other securities are valued at the most recent closing sale price on the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described above and is included in the "Estimated Costs Over Time" on the next page.


(2) The public offering price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.


(4) The initial Record Date for the Series B Trusts and the Great International Firms Trust is February 10, 2001 and the initial Distribution Date for such Trusts is February 25, 2001. Thereafter, the record and distribution dates for these Trusts will occur in June and December of each year.


(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".

(6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.



                                    Fee Table
                                                                                                          Great
                                                                 Series A            Series B         International
                                                                  Trusts              Trusts           Firms Trust
                                                                ----------          ----------         ----------
Transaction Fees (as % of offering price)
 Initial sales charge (1).....................................       1.00%               1.00%              1.00%
 Deferred sales charge (2)....................................       1.95%               3.50%              3.50%
                                                                 ----------         ----------         ----------

 Maximum sales charge.........................................       2.95%               4.50%              4.50%
                                                                 ==========         ==========         ==========

 Maximum sales charge on reinvested dividends.................       0.00%               0.00%              0.00%
                                                                 ==========         ==========         ==========


                                                        Trustee's Fee           Supervisory           Estimated Total
                                                        and Operating          and Evaluation        Annual Expenses
Estimated Annual Expenses per Unit                         Expenses                 Fees                 per Unit
                                                        --------------          -------------          ------------
Bandwidth & Telecommunications Series A...........      $    0.00932            $    0.00500           $    0.01432
Bandwidth & Telecommunications Series B...........      $    0.01088            $    0.00500           $    0.01588
Biotechnology & Pharmaceutical Series A...........      $    0.00932            $    0.00500           $    0.01432
Biotechnology & Pharmaceutical Series B...........      $    0.01088            $    0.00500           $    0.01588
Global Wireless Series A..........................      $    0.00932            $    0.00500           $    0.01432
Global Wireless Series B..........................      $    0.01088            $    0.00500           $    0.01588
Great International Firms Trust...................      $    0.06120            $    0.00500           $    0.06620
Roaring 2000s Series A............................      $    0.01593            $    0.00500           $    0.02093
Roaring 2000s Series B............................      $    0.02016            $    0.00500           $    0.02516
Semiconductor Series A............................      $    0.01002            $    0.00500           $    0.01502
Semiconductor Series B............................      $    0.01428            $    0.00500           $    0.01928

Estimated Costs Over Time (3)                              One Year       Three Years     Five Years         Ten Years
                                                        --------------   -------------   -------------    --------------
Bandwidth & Telecommunications Series A...........      $          32    $         77          N/A              N/A
Bandwidth & Telecommunications Series B...........      $          48    $         52    $     56               N/A
Biotechnology & Pharmaceutical Series A...........      $          32    $         77          N/A              N/A
Biotechnology & Pharmaceutical Series B...........      $          48    $         52    $     56               N/A
Global Wireless Series A..........................      $          32    $         77          N/A              N/A
Global Wireless Series B..........................      $          48    $         52    $     56               N/A
Great International Firms Trust...................      $          52    $         66    $     81               N/A
Roaring 2000s Series A............................      $          34    $         83          N/A              N/A
Roaring 2000s Series B............................      $          50    $         56    $     62               N/A
Semiconductor Series A............................      $          33    $         79          N/A              N/A
Semiconductor Series B............................      $          50    $         54    $     58               N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A Trust examples assume that you reinvest your investment into a new trust when the Trust terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.


(2) The deferred sales charge for Series A Trusts is actually equal to $0.195 per Unit. The deferred sales charge for Series B Trusts and the Great International Firms Trust is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from August 10, 2000 through January 9, 2001. Your Trust pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) These examples include the estimated expenses incurred in establishing and offering your Trust. The amount of these expenses is described on the preceding page.


Bandwidth & Telecommunications Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the communications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed these Trusts to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.

   Bandwidth measures the connection that links data from one place to another. With the popularity of the telecommunications and internet sectors increasing, the demand to send data over these connections is increasing. Greater bandwidth makes it possible for these industries to operate by passing digital signals through a medium such as glass fibers at higher capacities. The greater the bandwidth, the greater the information carrying capacity.

o We believe that in the next few years the telecommunications industry could develop in a manner similar to that of the computer industry since the late 1970s. This is partly due to deregulation and increased competition but is primarily due to the increase in demand for greater bandwidth resulting from the growth of the Internet. (Source: Canada NewsWire, 1999).

o Revenue from the integration of voice and data on a single network is estimated to exceed $2 billion in 2003. (Source: Jupiter Communications, 1999).

o    Telecommunications speed is currently doubling every 150 days. (Source:
     PricewaterhouseCoopers Technology Center).

o The volume of Internet traffic is currently doubling every 100 days. If this trend continues, the total volume of data carried over the world's telecommunications infrastructure will exceed that of voice by 2002. (Source: PricewaterhouseCoopers Technology Center; A.D. Little).

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Bandwidth
        33        Applied Micro Circuits Corporation        $    126.188               0.00%        $   4,164.19
        24        Broadcom Corporation                           174.375               0.00             4,185.00
        33        Brocade Communications Systems, Inc.           133.000               0.00             4,389.00
        61        Cisco Systems, Inc.                             71.438               0.00             4,357.69
        71        Conexant Systems, Inc.                          60.250               0.00             4,277.75
        49        Copper Mountain Networks, Inc.                  84.125               0.00             4,122.13
        22        Corning, Inc.                                  199.625               0.36             4,391.75
        70        Extreme Networks, Inc.                          59.750               0.00             4,182.50
        41        GlobeSpan, Inc.                                107.625               0.00             4,412.63
        55        Harmonic, Inc.                                  84.000               0.00             4,620.00
        41        JDS Uniphase Corporation                       104.250               0.00             4,274.25
        19        Juniper Networks, Inc.                         219.000               0.00             4,161.00
+       76        Nokia Oyj                                       59.000               0.28             4,484.00
3       37        Nortel Networks Corporation                    118.688               0.13             4,391.44
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        21        Powerwave Technologies, Inc.                   218.750               0.00             4,593.75
        41        QLogic Corporation                             102.375               0.00             4,197.38
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
        63        Scientific-Atlanta, Inc.                        69.125               0.06             4,354.88
        22        SDL, Inc.                                      202.688               0.00             4,459.13
        49        Sycamore Networks, Inc.                         86.250               0.00             4,226.25
+       48        Telefonaktiebolaget LM Ericsson AB              91.063               0.22             4,371.00
        47        TranSwitch Corporation                          88.625               0.00             4,165.38
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
        61        Vitesse Semiconductor Corporation               69.438               0.00             4,235.69
                Telecom/Carriers
        92        AT&T Corporation                                48.625               1.81             4,473.50
+       29        China Telecom (Hong Kong), Limited             149.000               0.00             4,321.00
+       25        COLT Telecom Group plc                         174.625               0.00             4,365.63
       172        McLeodUSA, Inc.                                 27.563               0.00             4,740.75
        38        Nextel Communications, Inc.                    114.688               0.00             4,358.13
        51        NEXTLINK Communications, Inc.                   91.375               0.00             4,660.13
        99        Qwest Communications International, Inc.        44.250               0.00             4,380.75
        78        Sprint Corporation (PCS Group)                  56.938               0.00             4,441.13
        43        VoiceStream Wireless Corporation               106.000               0.00             4,558.00
----------                                                                                          ------------
     1,712                                                                                          $  148,135.00
==========                                                                                          ============



See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Bandwidth
        33        Applied Micro Circuits Corporation        $    126.188               0.00%        $   4,164.19
        24        Broadcom Corporation                           174.375               0.00             4,185.00
        33        Brocade Communications Systems, Inc.           133.000               0.00             4,389.00
        61        Cisco Systems, Inc.                             71.438               0.00             4,357.69
        71        Conexant Systems, Inc.                          60.250               0.00             4,277.75
        49        Copper Mountain Networks, Inc.                  84.125               0.00             4,122.13
        22        Corning, Inc.                                  199.625               0.36             4,391.75
        70        Extreme Networks, Inc.                          59.750               0.00             4,182.50
        41        GlobeSpan, Inc.                                107.625               0.00             4,412.63
        55        Harmonic, Inc.                                  84.000               0.00             4,620.00
        41        JDS Uniphase Corporation                       104.250               0.00             4,274.25
        19        Juniper Networks, Inc.                         219.000               0.00             4,161.00
+       76        Nokia Oyj                                       59.000               0.28             4,484.00
3       37        Nortel Networks Corporation                    118.688               0.13             4,391.44
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        21        Powerwave Technologies, Inc.                   218.750               0.00             4,593.75
        41        QLogic Corporation                             102.375               0.00             4,197.38
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
        63        Scientific-Atlanta, Inc.                        69.125               0.06             4,354.88
        22        SDL, Inc.                                      202.688               0.00             4,459.13
        49        Sycamore Networks, Inc.                         86.250               0.00             4,226.25
+       48        Telefonaktiebolaget LM Ericsson AB              91.063               0.22             4,371.00
        47        TranSwitch Corporation                          88.625               0.00             4,165.38
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
        61        Vitesse Semiconductor Corporation               69.438               0.00             4,235.69
                Telecom/Carriers
        92        AT&T Corporation                                48.625               1.81             4,473.50
+       29        China Telecom (Hong Kong), Limited             149.000               0.00             4,321.00
+       25        COLT Telecom Group plc                         174.625               0.00             4,365.63
       172        McLeodUSA, Inc.                                 27.563               0.00             4,740.75
        38        Nextel Communications, Inc.                    114.688               0.00             4,358.13
        51        NEXTLINK Communications, Inc.                   91.375               0.00             4,660.13
        99        Qwest Communications International, Inc.        44.250               0.00             4,380.75
        78        Sprint Corporation (PCS Group)                  56.938               0.00             4,441.13
        43        VoiceStream Wireless Corporation               106.000               0.00             4,558.00
----------                                                                                          ------------
     1,712                                                                                          $  148,135.00
==========                                                                                          ============




See "Notes to Portfolios".


Biotechnology & Pharmaceutical Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the biotechnology and pharmaceuticals industry. Van Kampen designed each Trust to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that over 80 biotech drugs and vaccines have helped more than 200 million people worldwide over the last 25 years. According to this organization, more than 350 drugs and vaccines are currently in human clinical trials, including treatments for cancer, AIDs, Alzheimer's and heart disease. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.

   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.

   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. A recent study by the World Health Organization, estimates that the over-60 age population could rise globally from 580 million in 1998 to over one billion by 2020. This segment of the current U.S. population accounts for more than one-third of the total consumption of prescription medicines but represents less than 15% of total U.S. population. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. Consider these factors:

o Standard & Poor's estimates that total industry-wide revenues in biotechnology could increase to $26 billion in 2000.

o Total drug delivery is estimated to grow from $12 billion to nearly $60 billion over the next decade.

o Worldwide sales of all pharmaceutical products are estimated to exceed $360 billion in 2000.

o Worldwide sales of all pharmaceutical products are estimated to exceed $360 billion in 2000.

(Sources: Standard & Poor's Industry Survey, September 9, 1999 and December 16,
1999)

   There is no assurance that these trends will continue or that expectations will actually occur. Your investment could be adversely affected if these trends do not continue or if current expectations are not realized.

   Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Biotechnology
        38        Abgenix, Inc.                             $     98.000               0.00 %       $   3,724.00
        65        Amgen, Inc.                                     55.938               0.00             3,635.94
        43        Celera Genomics                                 97.500               0.00             4,192.50
       134        Cephalon, Inc.                                  58.063               0.00             7,780.38
        98        COR Therapeutics, Inc.                          84.938               0.00             8,323.88
        59        Genentech, Inc.                                129.000               0.00             7,611.00
        73        Gilead Sciences, Inc.                           55.750               0.00             4,069.75
        45        Human Genome Sciences, Inc.                     89.188               0.00             4,013.44
        91        Immunex Corporation                             41.688               0.00             3,793.56
        62        Medarex, Inc.                                   62.000               0.00             3,844.00
        48        MedImmune, Inc.                                159.000               0.00             7,632.00
        87        Millennium Pharmaceuticals, Inc.                92.500               0.00             8,047.50
        64        QLT PhotoTherapeutics, Inc.                     59.375               0.00             3,800.00
                Generic Drugs
        95        Alpharma, Inc.                                  41.188               0.44             3,912.81
       264        IVAX Corporation                                27.625               0.00             7,293.00
                Medical/Dental Distributors
        71        Andrx Corporation                               54.313               0.00             3,856.19
                Pharmaceuticals
       131        Allergan, Inc.                                  59.000               0.54             7,729.00
        67        American Home Products Corporation              55.875               1.65             3,743.63
        78        Biovail Corporation                             47.000               0.00             3,666.00
       161        Celgene Corporation                             47.375               0.00             7,627.38
+       88        Elan Corporation Plc                            42.125               0.00             3,707.00
        89        Forest Laboratories, Inc.                       85.250               0.00             7,587.25
        54        Merck & Company, Inc.                           67.563               1.72             3,648.38
       269        Pfizer, Inc.                                    41.813               0.86            11,247.56
       227        Pharmacia Corporation                           49.500               0.97            11,236.50
+      172        Teva Pharmaceutical Industries, Limited         42.625               0.45             7,331.50
----------                                                                                          ------------
     2,673                                                                                          $  153,054.15
==========                                                                                          ============

See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Biotechnology
        38        Abgenix, Inc.                             $     98.000               0.00 %       $   3,724.00
        65        Amgen, Inc.                                     55.938               0.00             3,635.94
        43        Celera Genomics                                 97.500               0.00             4,192.50
       134        Cephalon, Inc.                                  58.063               0.00             7,780.38
        98        COR Therapeutics, Inc.                          84.938               0.00             8,323.88
        59        Genentech, Inc.                                129.000               0.00             7,611.00
        73        Gilead Sciences, Inc.                           55.750               0.00             4,069.75
        45        Human Genome Sciences, Inc.                     89.188               0.00             4,013.44
        91        Immunex Corporation                             41.688               0.00             3,793.56
        62        Medarex, Inc.                                   62.000               0.00             3,844.00
        48        MedImmune, Inc.                                159.000               0.00             7,632.00
        87        Millennium Pharmaceuticals, Inc.                92.500               0.00             8,047.50
        64        QLT PhotoTherapeutics, Inc.                     59.375               0.00             3,800.00
                Generic Drugs
        95        Alpharma, Inc.                                  41.188               0.44             3,912.81
       264        IVAX Corporation                                27.625               0.00             7,293.00
                Medical/Dental Distributors
        71        Andrx Corporation                               54.313               0.00             3,856.19
                Pharmaceuticals
       131        Allergan, Inc.                                  59.000               0.54             7,729.00
        67        American Home Products Corporation              55.875               1.65             3,743.63
        78        Biovail Corporation                             47.000               0.00             3,666.00
       161        Celgene Corporation                             47.375               0.00             7,627.38
+       88        Elan Corporation Plc                            42.125               0.00             3,707.00
        89        Forest Laboratories, Inc.                       85.250               0.00             7,587.25
        54        Merck & Company, Inc.                           67.563               1.72             3,648.38
       269        Pfizer, Inc.                                    41.813               0.86            11,247.56
       227        Pharmacia Corporation                           49.500               0.97            11,236.50
+      172        Teva Pharmaceutical Industries, Limited         42.625               0.45             7,331.50
----------                                                                                          ------------
     2,673                                                                                          $  153,054.15
==========                                                                                          ============


See "Notes to Portfolios".


Global Wireless Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of U.S. and foreign stocks of companies diversified within the wireless telecommunications industry. In an age of constant technological advances, people want convenient and affordable items to make their lives easier. Improvements in technology seek to make tools faster, more powerful, smaller, and more user-friendly. While initially cost prohibitive, Van Kampen believes that wireless phones and service providers have witnessed growth in recent years because competition and improved technologies have brought the price of airtime and phones down.

   The wireless telecommunication industry is truly global. Wireless companies have seen new opportunities due to strong growth in subscriber demand in many regions around the world. In developing countries where communication systems either do not exist or are very primitive, wireless systems have been growing and are expected to continue to grow because they are more cost effective to set up than traditional wireline systems.

   The industry is beginning to use developing technologies to provide more services. It is already possible to get Internet access through some wireless phones and data and information delivery may be available in the future. As bandwidth and digital information processing technologies continue to improve and grow, wireless communications will reap the benefits. Consider the following:

o Industry reports estimate that nearly 250 million subscribers worldwide have moved to forms of wireless technology. The number of subscribers has nearly tripled over the past three years. (Standard & Poor's Industry Surveys, Telecommunications: Wireless).

o Only the growth of the Internet has been faster than wireless service companies and equipment manufacturers recently. Revenues for U.S. based wireless services are projected to be nearly $50 billion in 2000. (Standard & Poor's Industry Surveys, Telecommunications: Wireless).

o The role of wireless should expand over time until it becomes a commonplace part of everyday life. Wireless is the ideal solution in a data rich environment reliant on fast-paced communications.

o Industry reports project that global wireless subscribers could grow from a projected 469 million at the end of 1999 to 1,26 billion in 2005 -- a global penetration of nearly 20% up from about 7.5% today. (The Yankee Group 1999).

o By 2004, one-third of all Europeans are estimated to regularly use their mobile phones to access Internet services. (Forrester Research 1999).

o Standard & Poor's estimates that the percentage of U.S. consumers using wireless services will grow from 4.30% in 1992 to 35% by the end of 2000. (Standard & Poor's Industry Surveys, Telecommunications: Wireless, July 1999. Based on Census Bureau and Cellular Telecommunications Industry Association data).

   We cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Carriers
        91        AT&T Corporation                          $     48.625               1.81%        $   4,424.88
+       29        China Telecom (Hong Kong), Limited             149.000               0.00             4,321.00
+       63        Deutsche Telekom AG                             68.188               0.85             4,295.81
+       27        France Telecom S.A.                            162.500               0.54             4,387.50
+       77        Millicom International Cellular S.A.            57.063               0.00             4,393.81
        38        Nextel Communications, Inc.                    114.688               0.00             4,358.13
+      130        SK Telecom Company, Limited                     32.813               0.00             4,265.63
        77        Sprint Corporation (PCS Group)                  56.938               0.00             4,384.19
+      100        Tele Sudeste Celular Participacoes S.A.         45.125               0.00             4,512.50
+       30        Telecom Italia SpA                             144.750               0.00             4,342.50
+       63        Telefonica S.A.                                 70.250               0.00             4,425.75
+       90        Vodafone AirTouch Plc                           47.063               0.44             4,235.63
        42        VoiceStream Wireless Corporation               106.000               0.00             4,452.00
                Infrastructure
        80        Alpha Industries, Inc.                          52.625               0.00             4,210.00
        55        ANADIGICS, Inc.                                 76.500               0.00             4,207.50
        32        Applied Micro Circuits Corporation             126.188               0.00             4,038.00
+      129        ARM Holdings plc                                33.500               0.00             4,321.50
        24        Broadcom Corporation                           174.375               0.00             4,185.00
        60        Cisco Systems, Inc.                             71.438               0.00             4,286.25
        21        Corning, Inc.                                  199.625               0.36             4,192.13
        56        Harmonic, Inc.                                  84.000               0.00             4,704.00
        60        InfoSpace.com, Inc.                             67.375               0.00             4,042.50
        40        JDS Uniphase Corporation                       104.250               0.00             4,170.00
        54        Kopin Corporation                               81.188               0.00             4,384.13
        35        Motorola, Inc.                                 121.625               0.39             4,256.88
+       74        Nokia Oyj                                       59.000               0.28             4,366.00
3       37        Nortel Networks Corporation                    118.688               0.13             4,391.44
        47        Phone.com, Inc.                                 86.563               0.00             4,068.44
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        20        Powerwave Technologies, Inc.                   218.750               0.00             4,375.00
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
        38        RF Micro Devices, Inc.                         107.250               0.00             4,075.50
        21        SDL, Inc.                                      202.688               0.00             4,256.44
+       47        Telefonaktiebolaget LM Ericsson AB              91.063               0.22             4,279.94
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
----------                                                                                          ------------
     1,888                                                                                          $  150,429.17
==========                                                                                          ============



See "Notes to Portfolios".



Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Carriers
        91        AT&T Corporation                          $     48.625               1.81%        $   4,424.88
+       29        China Telecom (Hong Kong), Limited             149.000               0.00             4,321.00
+       63        Deutsche Telekom AG                             68.188               0.85             4,295.81
+       27        France Telecom S.A.                            162.500               0.54             4,387.50
+       77        Millicom International Cellular S.A.            57.063               0.00             4,393.81
        38        Nextel Communications, Inc.                    114.688               0.00             4,358.13
+      130        SK Telecom Company, Limited                     32.813               0.00             4,265.63
        77        Sprint Corporation (PCS Group)                  56.938               0.00             4,384.19
+      100        Tele Sudeste Celular Participacoes S.A.         45.125               0.00             4,512.50
+       30        Telecom Italia SpA                             144.750               0.00             4,342.50
+       63        Telefonica S.A.                                 70.250               0.00             4,425.75
+       90        Vodafone AirTouch Plc                           47.063               0.44             4,235.63
        42        VoiceStream Wireless Corporation               106.000               0.00             4,452.00
                Infrastructure
        80        Alpha Industries, Inc.                          52.625               0.00             4,210.00
        55        ANADIGICS, Inc.                                 76.500               0.00             4,207.50
        32        Applied Micro Circuits Corporation             126.188               0.00             4,038.00
+      129        ARM Holdings plc                                33.500               0.00             4,321.50
        24        Broadcom Corporation                           174.375               0.00             4,185.00
        60        Cisco Systems, Inc.                             71.438               0.00             4,286.25
        21        Corning, Inc.                                  199.625               0.36             4,192.13
        56        Harmonic, Inc.                                  84.000               0.00             4,704.00
        60        InfoSpace.com, Inc.                             67.375               0.00             4,042.50
        40        JDS Uniphase Corporation                       104.250               0.00             4,170.00
        54        Kopin Corporation                               81.188               0.00             4,384.13
        35        Motorola, Inc.                                 121.625               0.39             4,256.88
+       74        Nokia Oyj                                       59.000               0.28             4,366.00
3       37        Nortel Networks Corporation                    118.688               0.13             4,391.44
        47        Phone.com, Inc.                                 86.563               0.00             4,068.44
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        20        Powerwave Technologies, Inc.                   218.750               0.00             4,375.00
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
        38        RF Micro Devices, Inc.                         107.250               0.00             4,075.50
        21        SDL, Inc.                                      202.688               0.00             4,256.44
+       47        Telefonaktiebolaget LM Ericsson AB              91.063               0.22             4,279.94
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
----------                                                                                          ------------
     1,888                                                                                          $  150,429.17
==========                                                                                          ============




See "Notes to Portfolios".


Great International Firms Trust

   The Trust seeks to provide the potential for capital appreciation by investing in a portfolio of foreign stocks. In selecting the portfolio, we targeted industry-leading companies in countries around the world. The Trust seeks to benefit from companies that are well known, have solid balance sheets and occupy strong positions in their markets and industries. The companies represented in the portfolio may share a variety of traits, among others:

o Headquartered in a developed and industrialized country outside the United States

o    Leading market share in their industry

o    Attractive stock price valuation

o    Diversified line of products and/or services

o    Well-capitalized

o    Leading company in their country

   The Trust will seek to maintain, as nearly as practicable, an equal dollar amount of each of the stocks in the portfolio as new Units are issued. The Trust may not be able to achieve this goal because some foreign markets require that stock transactions be executed in round lots (for example, 1000 shares).


   From 1989 through 1999, the U.S. stock market (as represented by the Standard & Poor's 500 Index) has ranked among the top five markets in total return only four times and has never ranked first. International firms across the globe are expanding their businesses, exporting to more countries and becoming better known to the investment community. By investing in international stocks, you may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone.


   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed coun- tries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard & Poor's 500 Index).


                Total Return             Total Return
            Top Performing Market    United States Market
           ----------------------    --------------------

1989         101% (Austria)                     31%
1990           6% (United Kingdom)              (3%)
1991          43% (Hong Kong)                   30%
1992          27% (Hong Kong)                    7%
1993         110% (Hong Kong)                   10%
1994          51% (Finland)                      1%
1995          42% (Switzerland)                 37%
1996          41% (Spain)                       23%
1997          45% (Switzerland)                 33%
1998         122% (Finland)                     29%
1999         151% (Finland)                     21%


   The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Trust and does not include sales charges or expenses which are imposed on Trust Units.

   As with any investment, we cannot guarantee that the Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
        369     Akzo Nobel N.V.                             $     40.327               1.91%        $  14,880.78
         65     Alcatel                                          233.284               0.72%           15,163.43
        102     Axa                                              149.736               1.03%           15,273.02
      1,000     The Bank of Tokyo-Mitsubishi, Ltd                 13.166               0.51%           13,166.38
      1,766     BP Amoco Plc                                       8.585               2.24%           15,160.28
        851     British Telecommunications Plc                    18.151               1.80%           15,446.91
        225     Deutsche Bank AG                                  67.363               1.39%           15,156.65
      1,885     Diageo Plc                                         8.031               3.90%           15,138.32
+       108     FUJITSU, Limited                                 153.420               0.21%           16,569.36
        494     Glaxo Wellcome Plc                                29.987               1.92%           14,813.76
        341     Koninklijke (Royal) Philips Electronics N.V.      45.210               2.04%           15,416.61
      1,222     Marconi Plc                                       12.522               0.22%           15,301.92
+       107     NEC Corporation                                  141.961               0.15%           15,189.86
      1,183     News Corporation, Limited                         13.068               0.11%           15,459.25
      1,000     Nikko Securities Company, Limited                 12.154               0.19%           12,153.58
        264     Nokia Oyj                                         58.637               0.26%           15,480.27
+        86     NTT DoCoMo, Inc.                                 174.550               0.02%           15,011.27
        852     Reuters Group Plc                                 18.619               1.23%           15,863.65
        265     Royal Dutch Petroleum Company                     58.212               1.99%           15,426.29
+        65     SONY Corporation                                 231.141               0.15%           15,024.13
      2,744     Telecom Argentina Stet - France Telecom S.A.       5.551               4.18%           15,232.25
        170     Telefonaktiebolaget LM Ericsson AB                92.141               0.21%           15,663.92
        681     Telefonica S.A.                                   24.178               0.00%           16,465.43
+       148     Toyota Motor Corporation                         103.811               0.30%           15,364.04
         60     UBS AG                                           248.332               2.06%           14,899.91
      3,326     Vodafone Airtouch Plc                              4.495               0.45%           14,950.33
----------                                                                                          ------------
     19,379                                                                                         $ 393,671.60
==========                                                                                          ============


See "Notes to Portfolios".


Unless otherwise noted, all of the Securities listed above are issued by foreign companies and are traded on foreign securities exchanges.


The Roaring 2000sSM Trusts

   Each Trust invests in a separate portfolio of stocks selected using concepts outlined in The Roaring 2000s written by Harry S. Dent, Jr. Each Trust seeks to increase the value of your investment over its life.

   The Roaring 2000s is the third book written by Harry S. Dent, Jr. analyzing economic, technological and demographic trends in society. We designed the Trusts to take advantage of the insights, philosophies and strategies discussed in this book. Based on Mr. Dent's current analysis, each portfolio focuses on stocks from four sectors: Technology, Financials, Health Care and U.S.-based Multi-Nationals. Each Trust seeks to leverage demographic, economic and lifestyle trends that may develop over the next 10-15 years. According to Mr. Dent, some significant changes that may potentially impact the future economy include:

o    Aging Baby Boomers reaching their peak spending years

o    Internet usage and new technologies becoming more mainstream

o A shift in the business and organizational structure brought on by the Information Age

o    Rising importance of small- to medium-sized, high growth companies

o    Growth opportunities from continued global economic development

   Mr. Dent believes that the coming years may bring an era of economic prosperity and lifestyle changes. For instance, Mr. Dent believes that the Internet may be as important a catalyst for change in business as the assembly-line once was for production. Mr. Dent applies the principle of the "S-curve" in analyzing technologies and social trends in the economy. This concept shows how products move into mainstream acceptance. The S-curve shows how products develop in three stages over time: Innovation, Growth and Maturity. Mr Dent also focuses on the "spending wave". This analysis illustrates how our economy has correlated closely with birth rates. Over time, the level of births lagged for peak in family spending has almost paralleled the Dow Jones Industrial Average adjusted for inflation.

   Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   About Mr. Dent. Using extensive research developed from years of hands-on business experience, Mr. Dent seeks to offer a positive and understandable view of trends in society. He proposes practical applications at all levels: from personal investments, to business strategies, to jobs and changes in the workplace, to growth areas for real estate. Mr. Dent received his MBA from Harvard Business School where he was a Baker Scholar. He graduated number one in his class at the University of South Carolina with a degree in accounting and finance. Mr. Dent has worked as a consultant with several Fortune 100 companies to develop and innovate competitive business strategies. He has been CEO of several growth companies and has acted as consultant to several leading edge companies.

   Mr. Dent is the author of the 1993 book, The Great Boom Ahead (revised in
1995). His second book, Job Shock: Four New Principles Transforming Our Work and Business, was published in 1995 and then re-released in 1996 as The Great Jobs Ahead. The Roaring 2000s updates key principles of these books, and focuses on the Internet's rapid move into the mainstream and how our work, organizations, and living circumstances may change. Mr. Dent also publishes the H.S. Dent Forecast newsletter. Since 1988 he has been speaking to executives around the world. He has appeared on "Good Morning America", PBS, CNBC, "The Business Channel", and has been featured in Fortune, Success, The Wall Street Journal, and Omni.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Financial Services
       119        Bank of America Corporation               $     50.000               4.00%        $   5,950.00
        80        Chase Manhattan Corporation                     73.750               2.60             5,900.00
        98        Citigroup, Inc.                                 60.313               1.06             5,910.63
        61        Goldman Sachs Group, Inc.                       96.625               0.50             5,894.13
        68        Lehman Brothers Holdings, Inc.                  87.500               0.50             5,950.00
        55        Merrill Lynch & Company, Inc.                  107.875               1.11             5,933.13
       116        SunTrust Banks, Inc.                            51.500               2.87             5,974.00
                Heath Care
        48        Genentech, Inc.                                129.000               0.00             6,192.00
        36        MedImmune, Inc.                                159.000               0.00             5,724.00
       117        Medtronic, Inc.                                 52.375               0.31             6,127.88
       142        Pfizer, Inc.                                    41.813               0.86             5,937.38
       124        Pharmacia Corporation                           49.500               0.97             6,138.00
+      139        Teva Pharmaceutical Industries, Limited         42.625               0.45             5,924.88
                Technology
        33        Broadcom Corporation                           174.375               0.00             5,754.38
        83        Cisco Systems, Inc.                             71.438               0.00             5,929.31
        45        Intel Corporation                              127.188               0.09             5,723.44
        56        JDS Uniphase Corporation                       104.250               0.00             5,838.00
+      103        Nokia Oyj                                       59.000               0.20             6,077.00
        73        Oracle Corporation                              79.688               0.00             5,817.19
        54        QUALCOMM, Inc.                                 109.813               0.00             5,929.88
        53        VERITAS Software Corporation                   111.000               0.00             5,883.00
                U.S. Multi-Nationals
        85        Anheuser-Busch Companies, Inc.                  70.000               1.71             5,950.00
       124        AT&T Corporation                                48.625               1.81             6,029.50
       107        Colgate-Palmolive Company                       55.125               1.14             5,898.38
        93        Sprint Corporation                              63.438               0.79             5,899.69
----------                                                                                          ------------
     2,112                                                                                          $  148,285.80
==========                                                                                          ============


See "Notes to Portfolios".


Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Financial Services
       119        Bank of America Corporation               $     50.000               4.00%        $   5,950.00
        80        Chase Manhattan Corporation                     73.750               2.60             5,900.00
        98        Citigroup, Inc.                                 60.313               1.06             5,910.63
        61        Goldman Sachs Group, Inc.                       96.625               0.50             5,894.13
        68        Lehman Brothers Holdings, Inc.                  87.500               0.50             5,950.00
        55        Merrill Lynch & Company, Inc.                  107.875               1.11             5,933.13
       116        SunTrust Banks, Inc.                            51.500               2.87             5,974.00
                Heath Care
        48        Genentech, Inc.                                129.000               0.00             6,192.00
        36        MedImmune, Inc.                                159.000               0.00             5,724.00
       117        Medtronic, Inc.                                 52.375               0.31             6,127.88
       142        Pfizer, Inc.                                    41.813               0.86             5,937.38
       124        Pharmacia Corporation                           49.500               0.97             6,138.00
+      139        Teva Pharmaceutical Industries, Limited         42.625               0.45             5,924.88
                Technology
        33        Broadcom Corporation                           174.375               0.00             5,754.38
        83        Cisco Systems, Inc.                             71.438               0.00             5,929.31
        45        Intel Corporation                              127.188               0.09             5,723.44
        56        JDS Uniphase Corporation                       104.250               0.00             5,838.00
+      103        Nokia Oyj                                       59.000               0.20             6,077.00
        73        Oracle Corporation                              79.688               0.00             5,817.19
        54        QUALCOMM, Inc.                                 109.813               0.00             5,929.88
        53        VERITAS Software Corporation                   111.000               0.00             5,883.00
                U.S. Multi-Nationals
        85        Anheuser-Busch Companies, Inc.                  70.000               1.71             5,950.00
       124        AT&T Corporation                                48.625               1.81             6,029.50
       107        Colgate-Palmolive Company                       55.125               1.14             5,898.38
        93        Sprint Corporation                              63.438               0.79             5,899.69
----------                                                                                          ------------
     2,112                                                                                          $  148,285.80
==========                                                                                          ============



See "Notes to Portfolios".


Semiconductor Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the semiconductor industry. Semiconductors support equipment that allows your personal computers, mobile phones, VCRs, DVD players, automobiles, stereos, personal digital assistants, home appliances, and some children's toys to function. Semiconductors are the microchips and microprocessors that enable electronic devices to process millions of bits of data in a fraction of a second. These chips and processors are also responsible for remembering the information stored in your electronic devices after you turn them off. Semiconductors were the critical factor that ignited the computer industry revolution and they are the key to the development of almost every technology today. Without continued development in this industry, technological tools will go no further.

   The pace of change in the semiconductor industry is rapid, driven by fierce competition and ever-improving technology. Innovations are constantly improving chips and enable them to perform ever more powerful computing tasks at ever increasing speeds.

   The emergence of a global, networked economy that values rapid exchanges of information is changing the face of the industry. The development of the networking infrastructure, the proliferation of the Internet and wireless communications and the need for greater bandwidth all suggest continued demand for semiconductor devices upon which the information age relies. Consider the following:

o In a study released in 1998, the Semiconductor Industry Association (SIA) reported that among all manufacturing sectors, the chip industry has become the leading contributor to the nation's Gross Domestic Product. This figure is 20% higher than that of the motor vehicle parts and accessories industry.

o The Semiconductor Industry Association's 1999 forecast calls for the industry to grow 21% with sales of $174 billion in 2000, with continued growth of 20% in 2001 and $209 billion in sales.

o Standard & Poor's believes that the semiconductor industry is in the early stages of a multi-year recovery. (Standard & Poor's Industry Surveys, Semiconductors).

o Van Kampen believes that semiconductor unit volume sales have grown sufficiently to offset the impact of falling prices. Since 1974, this relationship between falling prices and unit volume growth has produced annual industry sales growth averaging 17%. (Standard & Poor's Industry Surveys, Semiconductors).

o Market research firm International Data Corp. predicts that computers selling for less than $1,500 could grow from a recent 39% of the U.S. consumer market to nearly 50% in 2001.

   Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.



Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Analog Semiconductors
        54        Analog Devices, Inc.                      $     77.688               0.00%        $   4,195.13
+       22        STMicroelectronics N.V.                        196.750               0.04             4,328.50
                Application Specific Integrated
                Circuits (ASICs)
        42        GlobeSpan, Inc.                                107.625               0.00             4,520.25
        67        LSI Logic Corporation                           61.375               0.00             4,112.13
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
                Communication Integrated Circuits (ICs)
        32        Applied Micro Circuits Corporation             126.188               0.00             4,038.00
        24        BroadCom Corporation                           174.375               0.00             4,185.00
        71        Conexant Systems, Inc.                          60.250               0.00             4,277.75
        52        Exar Corporation                                82.563               0.00             4,293.25
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        46        TranSwitch Corporation                          88.625               0.00             4,076.75
        61        Vitesse Semiconductor Corporation               69.438               0.00             4,235.69
                Digital Signal Processors (DSPs)
        26        Texas Instruments, Inc.                        160.000               0.11             4,160.00
                Flash/SRAM
        83        Cypress Semiconductor Corporation               51.500               0.00             4,274.50
        45        SanDisk Corporation                             95.813               0.00             4,311.56
                Foundries
+       81        Taiwan Semiconductor Manufacturing
                    Company, Limited                              51.125               0.00             4,141.13
                Microprocessors
        33        Intel Corporation                              127.188               0.09             4,197.19
                Programmable Logic Devices (PLDs)
        41        Altera Corporation                             104.000               0.00             4,264.00
        58        Xilinx, Inc.                                    71.625               0.00             4,154.25
                Radio Frequency ICs
        80        Alpha Industries, Inc.                          52.625               0.00             4,210.00
        55        ANADIGICS, Inc.                                 76.500               0.00             4,207.50
        53        Kopin Corporation                               81.188               0.00             4,302.94
        38        RF Micro Devices, Inc.                         107.250               0.00             4,075.50
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
                Semiconductor Capital Equipment
        42        Applied Materials, Inc.                         99.938               0.00             4,197.38
3      107        ASM Lithography Holding N.V.                    40.000               0.00             4,280.00
        47        Brooks Automation, Inc.                         85.688               0.00             4,027.31
        31        Credence Systems Corporation                   141.563               0.00             4,388.44
        57        KLA-Tencor Corporation                          71.625               0.00             4,082.63
        92        Lam Research Corporation                        44.125               0.00             4,059.50
        31        Newport Corporation                            141.625               0.03             4,390.38
        63        Novellus Systems, Inc.                          65.313               0.00             4,114.69
        39        Teradyne, Inc.                                 109.313               0.00             4,263.19
                Silicon Carbide
        29        Cree, Inc.                                     146.063               0.00             4,235.81
                Storage ICs
        39        Qlogic Corporation                             102.375               0.00             3,992.63
----------                                                                                          ------------
     1,742                                                                                          $  147,412.17
==========                                                                                          ============



See "Notes to Portfolios".


Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
    ----------   -----------------------------------       ---------------      -----------         ------------
                Analog Semiconductors
        54        Analog Devices, Inc.                      $     77.688               0.00%        $   4,195.13
+       22        STMicroelectronics N.V.                        196.750               0.04             4,328.50
                Application Specific Integrated
                Circuits (ASICs)
        42        GlobeSpan, Inc.                                107.625               0.00             4,520.25
        67        LSI Logic Corporation                           61.375               0.00             4,112.13
        39        QUALCOMM, Inc.                                 109.813               0.00             4,282.69
                Communication Integrated Circuits (ICs)
        32        Applied Micro Circuits Corporation             126.188               0.00             4,038.00
        24        BroadCom Corporation                           174.375               0.00             4,185.00
        71        Conexant Systems, Inc.                          60.250               0.00             4,277.75
        52        Exar Corporation                                82.563               0.00             4,293.25
        22        PMC-Sierra, Inc.                               188.250               0.00             4,141.50
        46        TranSwitch Corporation                          88.625               0.00             4,076.75
        61        Vitesse Semiconductor Corporation               69.438               0.00             4,235.69
                Digital Signal Processors (DSPs)
        26        Texas Instruments, Inc.                        160.000               0.11             4,160.00
                Flash/SRAM
        83        Cypress Semiconductor Corporation               51.500               0.00             4,274.50
        45        SanDisk Corporation                             95.813               0.00             4,311.56
                Foundries
+       81        Taiwan Semiconductor Manufacturing
                    Company, Limited                              51.125               0.00             4,141.13
                Microprocessors
        33        Intel Corporation                              127.188               0.09             4,197.19
                Programmable Logic Devices (PLDs)
        41        Altera Corporation                             104.000               0.00             4,264.00
        58        Xilinx, Inc.                                    71.625               0.00             4,154.25
                Radio Frequency ICs
        80        Alpha Industries, Inc.                          52.625               0.00             4,210.00
        55        ANADIGICS, Inc.                                 76.500               0.00             4,207.50
        53        Kopin Corporation                               81.188               0.00             4,302.94
        38        RF Micro Devices, Inc.                         107.250               0.00             4,075.50
        40        TriQuint Semiconductor, Inc.                   109.875               0.00             4,395.00
                Semiconductor Capital Equipment
        42        Applied Materials, Inc.                         99.938               0.00             4,197.38
3      107        ASM Lithography Holding N.V.                    40.000               0.00             4,280.00
        47        Brooks Automation, Inc.                         85.688               0.00             4,027.31
        31        Credence Systems Corporation                   141.563               0.00             4,388.44
        57        KLA-Tencor Corporation                          71.625               0.00             4,082.63
        92        Lam Research Corporation                        44.125               0.00             4,059.50
        31        Newport Corporation                            141.625               0.03             4,390.38
        63        Novellus Systems, Inc.                          65.313               0.00             4,114.69
        39        Teradyne, Inc.                                 109.313               0.00             4,263.19
                Silicon Carbide
        29        Cree, Inc.                                     146.063               0.00             4,235.81
                Storage ICs
        39        Qlogic Corporation                             102.375               0.00             3,992.63
----------                                                                                          ------------
     1,742                                                                                          $  147,412.17
==========                                                                                          ============




See "Notes to Portfolios".


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on May 1, 2000 and May 2, 2000 and have settlement dates ranging from May 3, 2000 to May 31, 2000 (see "The Trusts").

(2) The market value of each Security principally traded North or South America (including American Depositary Receipts) is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. The market value of all other Securities is based on the most recent closing sale price as of the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                                             Profit
                                                                  Cost to                   (Loss) To
                                                                  Sponsor                    Sponsor
                                                              --------------             --------------

Bandwidth & Telecommunications Series A                        $148,150                   $    (15)
Bandwidth & Telecommunications Series B                        $148,150                   $    (15)
Biotechnology & Pharmaceutical Series A                        $153,077                   $    (23)
Biotechnology & Pharmaceutical Series B                        $153,077                   $    (23)
Global Wireless Series A                                       $150,431                   $     (2)
Global Wireless Series B                                       $150,431                   $     (2)
Great International Firms Trust                                $396,244                   $ (2,572)
Roaring 2000s Series A                                         $148,293                   $     (7)
Roaring 2000s Series B                                         $148,293                   $     (7)
Semiconductor Series A                                         $147,401                   $     11
Semiconductor Series B                                         $147,401                   $     11



"+" indicates that the stock is held in the form of American Depositary Receipts or similar receipts.

"3" indicates that the stock is a foreign common stock traded on a U.S. securities exchange.


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the times described in the previous note. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


   The Securities. A brief description of each of the issuers of the Securities is listed below.

    Bandwidth & Telecommunications Trusts

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of SilkWorm switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

    China Telecom (Hong Kong), Limited. China Telecom (Hong Kong), Limited provides cellular telecommunications services in the People's Republic of China.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    COLT Telecom Group plc. COLT Telecom Group plc provides telecommunications and internet services to commercial and governmental customers in Europe. The company currently has operations in twenty European cities in nine countries and plans to be providing serivce in approximately 30 additional cities by the end of 2001.

    Conexant Systems, Inc. Conexant Systems, Inc. provides semiconductor products for communications electronics. The company offers products for use in wireless communications, network access, network processing, digital entertainment, personal imaging, and personal computing. Conexant has design, engineering, marketing, sales, and service facilities in the United States and other countries around the world.

    Copper Mountain Networks, Inc. Copper Mountain Networks, Inc. supplies high-speed DSL-based communications products for the broadband access market. The company's solutions enable telecommunications service providers to provide high-speed connectivity over the existing copper wire telephone infrastructure to the business, multi-tenant unit and residential markets.

    Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

    Extreme Networks, Inc. Extreme Networks, Inc. provides switching solutions for local area networks (LAN). The company uses its custom ASICs and a common hardware, software, and management architecture to offer customers LAN solutions.

    GlobeSpan, Inc. GlobeSpan, Inc. develops advanced digital subscriber line
(DSL) integrated circuits. The company's circuits enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. GlobeSpan sells its circuits as chip sets to manufacturers of DSL equipment for incorporation into products that are sold to telecommunications service providers.

    Harmonic, Inc. Harmonic, Inc. designs, manufactures, and markets digital and fiber optic systems. The company's systems enable cable, satellite, and wireless operators to deliver video, Internet, telephony, and high-speed data services. Harmonic's TRANsend digital product line combines and customizes content from a variety of sources.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

    McLeodUSA, Inc. McLeodUSA, Inc. provides communications services to business and residential customers in the Midwestern and Rocky Mountain regions of the United States. The company's communications services include local, long distance, data, voice mail, and Internet access.

    Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the Nextel brand name. Nextel's network offers an integrated wireless communications tool with digital cellular, text/numeric paging, and a digital two-way radio feature.

    NEXTLINK Communications, Inc. NEXTLINK Communications, Inc. provides local, long distance, and enhanced communications services to commercial customers. The company operates facilities based networks providing switched local and long distance services throughout the U.S. NEXTLINK's products consist of local and long distance, calling cards, toll-free calling, voice messaging, and other communications services.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

    Nortel Networks Corporation. Nortel Networks Corporation provides telephony, data, wireless, and wireline products and services for the Internet. The company serves carrier, service provider, and enterprise customers on a worldwide basis.

    PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    Powerwave Technologies, Inc. Powerwave Technologies, Inc. designs, manufactures, and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market. The company manufactures both single and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols. Powerwave markets its products worldwide.

    QLogic Corporation. QLogic Corporation designs and supplies semiconductor and board-level input/output and enclosure management products. The company's products provide interface connections between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, and subsystems. QLogic also provides enclosure management products that monitor and communicate information.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Qwest Communications International, Inc. Qwest Communications International, Inc. provides broadband Internet-based data, voice, and image communications for businesses and consumers. The company's Qwest Macro Capacity Fiber Network operates in North America. Qwest is also building a high-capacity European fiber optic, Internet-based network with its joint venture partner.

    Scientific-Atlanta, Inc. Scientific-Atlanta, Inc. provides products and services for advanced communications networks which deliver voice, data, and video. The company's products connect information generators with information users via broadband terrestrial and satellite networks, and include applications for the converging of cable, telephone, and data networks.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

    Sycamore Networks, Inc. Sycamore Networks, Inc. develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies, and wholesale carriers.

    Telefonaktiebolaget LM Ericsson AB. Telefonaktiebolaget LM Ericsson AB develops and produces advanced systems and products for wired and mobile communications in public and private networks. The product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems, and business systems. The company produces and markets worldwide.

    TranSwitch Corporation. TranSwitch Corporation designs, develops, markets, and supports integrated digital and mixed-signal semiconductor solutions for the telecommunications and data communications markets. The company's customers primarily include original equipment manufacturers who incorporate its products into networking equipment. TranSwitch sells its products worldwide.

    TriQuint Semiconductor, Inc. TriQuint Semiconductor, Inc. designs, develops, manufactures, and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company utilizes its proprietary gallium arsenide technology to enable its products to overcome the performance barriers of silicon devices in various applications. TriQuint's products are sold worldwide.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    VoiceStream Wireless Corporation. VoiceStream Wireless Corporation provides personal communications services (PCS) under the VoiceStream brand name. The company operates in urban areas primarily located in the Western United States.

    Biotechnology & Pharmaceutical Trusts

    Abgenix, Inc. Abgenix, Inc. is a biopharmaceutical company that develops antibody therapeutic products for the treatment of a variety of disease conditions. The company's products treat transplant-related diseases, inflammatory and autoimmune disorders, and cancer. Abgenix utilizes its XenoMouse technology to build a diversified product portfolio.

    Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products through-out the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

    Alpharma, Inc. Alpharma, Inc. develops, manufactures, and markets specialty generic and proprietary human pharmaceutical and animal health products. The company's products include generic liquid and topical pharmaceuticals, specialty antibiotics, animal health feed additives for poultry and livestock, and vaccines for farmed fish. Alpharma has operations worldwide.

    American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals, consumer health care products, and agricultural products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, animal biologicals and pharmaceuticals, and crop protection and pest control products.

    Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    Andrx Corporation. Andrx Corporation formulates and commercializes oral controlled-released pharmaceuticals. The company develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals, and develops its own brand name formulations of certain existing drugs. Andrx also distributes pharmaceutical products manufactured by third parties.

    Biovail Corporation. Biovail Corporation is an international, fully-integrated pharmaceutical company that develops, tests, and manufactures drugs. The company utilizes controlled-release, rapid dissolve, enhanced absorption and taste masking technologies. Biovail markets its products directly in Canada and through strategic licensing partners internationally.

    Celera Genomics. Celera Genomics generates, sells, and supports genomic information and related information management and analysis software. The company also discovers, validates, and licenses proprietary gene products, genetic markets, and information concerning genetic variability.

    Celgene Corporation. Celgene Corporation develops and commercializes human pharmaceuticals and agrochemicals. The company employs small molecule immunotherapeutic compound development and biocatalytic chiral chemistry technology platforms. Celgene's lead compound, Thalomid, is in clinical trials for the treatment of a variety of cancers and is being marketed for the treatment of ENL, a complication of leprosy.

    Cephalon, Inc. Cephalon, Inc. discovers, develops, and markets biopharmaceutical products to treat neurological disorders and cancer. The company's PROVOGIL treats excessive daytime sleepiness associated with narcolepsy.

    COR Therapeutics, Inc. COR Therapeutics, Inc. discovers, develops, and commercializes pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company currently has research and development programs that seek to address the critical needs in unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis.

    Elan Corporation plc. Elan Corporation plc is a specialty pharmaceutical company. The Group's drug delivery technologies are designed to aid and control the absorption and utilization of active pharmaceutical compounds. Elan's Pharmaceutical division focuses on the discovery, development and commercialization of products in the areas of acute care, pain management and neurological disorders.

    Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and eastern Europe.

    Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Gilead Sciences, Inc. Gilead Sciences, Inc. discovers, develops, and commercializes therapeutics for viral diseases. The company markets VISTIDE for the treatment of CMV retinitis, a sight-threatening viral infection in patients with AIDS. Gilead is also developing products to treat diseases caused by HIV, hepatitis B virus, and influenza virus.

    Human Genome Sciences, Inc. Human Genome Sciences, Inc. researches and develops proprietary pharmaceutical and diagnostic products. The company's products predict, prevent, detect, treat, and cure disease based on the discovery of human and microbial genes.

    Immunex Corporation. Immunex Corporation is a biopharmaceutical company that discovers, develops, manufactures, and markets therapeutic products. The company's products are used to treat human diseases, including cancer, infectious diseases, and immunological disorders. Immunex sells its products around the world.

    IVAX Corporation. IVAX Corporation researches, develops, manufactures, and markets generic and branded pharmaceuticals in the United States and international markets. The company's primary focus is pharmaceuticals with an emphasis on oncology and respiratory products, as well as specialty generic pharmaceuticals. IVAX also provides veterinary products and diagnostic products.

    Medarex, Inc. Medarex, Inc. is a biopharmaceutical company developing antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases. The company has several products in clinical development for the treatment of cancers and leukemia, autoimmune diseases, and ophthalmic conditions. Medarex also creates and develops human antibodies for itself and others.

    MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

    Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a drug discovery and development company. The company incorporates large-scale genetics, genomics, high throughput screening, and informatics in an integrated life science and technology platform. The platform is applied in discovering and developing proprietary therapeutic and diagnostic human healthcare products and services.

    Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Pharmacia Corporation. Pharmacia Corporation is a global life sciences company that applies biological sciences to an integrated system of agriculture, food, and human health. The company manufactures and sells pharmaceuticals, agricultural products, and food ingredients.

    QLT PhotoTherapeutics, Inc. QLT PhotoTherapeutics Inc. develops and commercializes pharmaceutical products for use in photodynamic therapy. The company currently provides PHOTOFRIN, a photodynamic therapy drug used in the treatment of various cancers. QLT is also developing Visudyne, a therapy to treat the wet form of age-related macular degeneration.

    Teva Pharmaceutical Industries, Limited. Teva Pharmaceutical Industries, Limited is a pharmaceutical company with more than 70% of its sales outside Israel, primarily in the United States. The company develops, manufactures and markets branded and generic human pharmaceuticals, bulk pharmaceutical chemicals, medical disposable and veterinary products.

    Global Wireless Trusts

    Alpha Industries, Inc. Alpha Industries, Inc. designs, develops, manufactures, and markets proprietary radio, microwave, and millimeter wave frequency integrated circuits, as well as discrete semiconductors for wireless voice and data communications. The company also produces integrated circuits, discrete components, and ceramic resonators and ferrites.

    ANADIGICS, Inc. ANADIGICS, Inc. designs and manufactures radio frequency integrated circuit solutions for the broadband and wireless communications markets. The company's products enable manufacturers of communications equipment to enhance overall system performance, manufacturing costs, and time to market.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    ARM Holdings plc. ARM Holdings plc designs RISC microprocessors and related technology and software, and sells development systems to enhance embedded applications. The company licenses and sells its technology and products to international electronics companies, which in turn manufacture, market, and sell microprocessors and application specific integrated circuits and related products.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    China Telecom (Hong Kong), Limited. China Telecom (Hong Kong), Limited provides cellular telecommunications services in the People's Republic of China.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Corning, Inc. Corning, Inc. conducts operations in the telecommunications, advanced materials, and information display industries. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces glass panels, funnels, liquid crystal display glass and projection video lens assemblies for the information display industry.

    Deutsche Telekom AG. Deutsche Telekom AG owns, operates and leases public telecommunications networks and offers network applications services. The company provides local and long-distance telephone services, as well as integrated voice and data digital services and maintains a large cable televison network. Deutsche Telekom also offers mobile, paging and on-line services to German and international customers.

    France Telecom S.A. France Telecom S.A. provides telecommunications services in France. The company operates a network of approximately 33.7 million telephone lines for homes and businesses and a mobile telecommunications service with over four million subscribers. France Telecom also provides almost all other aspects of voice, data and image transmission, including television broadcasting and cable services.

    Harmonic, Inc. Harmonic, Inc. designs, manufactures, and markets digital and fiber optic systems. The company's systems enable cable, satellite, and wireless operators to deliver video, Internet, telephony, and high-speed data services. Harmonic's TRANsend digital product line combines and customizes content from a variety of sources.

    InfoSpace.com, Inc. InfoSpace.com, Inc. provides commerce, information, and communication infrastructure services to wireless devices, merchants, and Web sites. The compnay's affiliates include a network of wireless and other non-personal computer devices, including cellular phones, online kiosks, and personal digital assistants. InfoSpace's affiliate network also consists of various Web sites.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Kopin Corporation. Kopin Corporation develops and manufactures semiconductor materials and small form factor displays. The company uses its proprietary technology to design, manufacture, and market products used in commercial wireless communications and high resolution portable applications. Kopin's principal semiconductor wafer product is a heterojunction bipolar transistor device wafer.

    Millicom International Cellular S.A. Millicom International Cellular S.A. develops and operates cellular telephone systems worldwide. The company has interests in 33 cellular systems in 20 countries, primarily in emerging markets in Asia, Latin America, Europe, and Africa.

    Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the Nextel brand name. Nextel's network offers an integrated wireless communications tool with digital cellular, text/numeric paging, and a digital two-way radio feature.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

    Nortel Networks Corporation. Nortel Networks Corporation provides telephony, data, wireless, and wireline products and services for the Internet. The company serves carrier, service provider, and enterprise customers on a worldwide basis.

    Phone.com, Inc. Phone.com, Inc. provides software that enables the delivery of Internet-based services to mass-market wireless telephones. The company's software provides access to Internet- and corporate intranet-based services, including news, stocks, weather, e-mail, travel, and sports to wireless subscribers. Subscribers also have access via wireless telephones to intranet-based telephony services.

    PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    Powerwave Technologies, Inc. Powerwave Technologies, Inc. designs, manufactures, and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market. The company manufactures both single and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols. Powerwave markets its products worldwide.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    RF Micro Devices, Inc. RF Micro Devices, Inc. designs, develops, and markets proprietary radio frequency integrated circuits. The company's products are used for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, wireless local loop, industrial radios, wireless security and remote meter reading.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

    SK Telecom Company, Limited. SK Telecom Company, Limited provides mobile telecommunications and paging services in Korea and India. The company provides subscribers with digital cellular service and business features such as wireless fax and data transmission.

    Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico and the US Virgin Islands.

    Tele Sudeste Celular Participacoes S.A. Tele Sudeste Celular Participacoes S.A. provides cellular telecommunications services to the Brazilian States of Rio de Janeiro and Espirito Santo. Tele Sudeste Celular operates as a holding company for Telerj Celular S.A. and Telest Celular S.A.

    Telecom Italia SpA. Telecom Italia SpA, through subsidiaries, offers telecommunications services. The company offers local and long-distance telephone, data communications, mobile telephone, satellite communications, teleconferencing, voicemail, Internet access and videoconferencing services. Telecom Italia retails telecommunications equipment through approximately 100 Telecom Italia and 1,450 Insip stores.

    Telefonaktiebolaget LM Ericsson AB. Telefonaktiebolaget LM Ericsson AB develops and produces advanced systems and products for wired and mobile communications in public and private networks. The product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems, and business systems. The company produces and markets worldwide.

    Telefonica S.A. Telefonica S.A. provides telecommunications services to industrial, residential and municipal customers throughout Spain and in Argentina, Peru, Brazil, Venezuela, Puerto Rico, Portugal, El Salvador and the United States. The company retails telephones, mobile phones and telefaxes and offers videoconferencing and audio-visual communications such as television broadcasting.

    TriQuint Semiconductor, Inc. TriQuint Semiconductor, Inc. designs, develops, manufactures, and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company utilizes its proprietary gallium arsenide technology to enable its products to overcome the performance barriers of silicon devices in various applications. TriQuint's products are sold worldwide.

    Vodafone AirTouch Plc. Vodafone AirTouch Plc provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and personal communications services. The group offers its services in France, Australia, Egypt, Fiji, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

    VoiceStream Wireless Corporation. VoiceStream Wireless Corporation provides personal communications services (PCS) under the VoiceStream brand name. The company operates in urban areas primarily located in the Western United States.

    Great International Firms Trust

    Akzo Nobel N.V. Akzo Nobel N.V. produces and markets chemicals, coatings and pharmaceuticals. The company manufactures polymers, catalysts, pulp and paper chemicals, salt, base chemicals, paint, automobile finishes, industrial coatings, resins, oral contraceptives, antidepressants, cardiovascular drugs, diagnostic kits, home pregnancy kits and veterinary drugs.

    Alcatel. Alcatel develops, produces and distributes telecommunications equipment and cables and offers telecommunications services. The company manufactures and markets mobile telephones, microwave radio systems, switching equipment and underwater networks, printed circuit boards, inductive components, converters and optronics and solutions for utilities, cable TV operators and the Internet.

    Axa. Axa is a French insurance group providing insurance (life and non-life), reinsurance, financial and real estate services in Europe, Asia, Africa and North America. The company's insurance activities in the United States are conducted through Axa Financial.

    Bank of Tokyo-Mitsubishi, Limited. Bank of Tokyo-Misubishi, Limited provides a broad range of financial services to businesses, government, and private individuals. The bank, through its global subsidiaries, offers commercial, investment, and trust banking products and services.

    BP Amoco Plc. BP Amoco Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, and manufactures and markets chemicals. BP Amoco's chemicals include acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in more than 70 countries.

    British Telecommunications Plc. British Telecommunications Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom, telecommunications equipment for customers' premises, and Internet and data services. BT has operations in approximately 52 countries.

    Deutsche Bank AG. Deutsche Bank AG provides a broad range of banking, investment, fund management, securities, credit card, mortgage, leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. Deutsche Bank also offers a variety of financial consulting and advisory services.

    Diageo Plc. Diageo Plc has operations in food, alcoholic beverages, fast food restaurants and property management. The company owns "Burger King" restaurants, and markets food products under the "Pillsbury", "Haagen Dazs" and "Green Giant" brand names. The company's liquor and beer products include "Smirnoff", "J&B Rare", "Johnnie Walker", "Jose Cuervo", "Baileys", "Harp", and "Guinness Stout".

    FUJITSU, Limited. FUJITSU, Limited manufactures semiconductor, computer, and communication equipment. The company provides comprehensive information technology and network solutions for the global marketplace.

    Glaxo Wellcome Plc. Glaxo Wellcome Plc researches, develops, manufactures and markets pharmaceuticals. The group operates in over 57 countries, with products manufactured in around 33 countries and sold in over 150. The company's main products include "Zantac", an anti-ulcer drug, "Serevent", a respiratory drug, "Imigran", a migraine drug, "Lamictal", a treatment for epilepsy, and "Epivir", for HIV.

    Koninklijke (Royal) Philips Electronics N.V. Koninklijke (Royal) Philips Electronics N.V. manufactures lighting, consumer electronics, multimedia devices, domestic appliances and personal care items, semiconductors, medical devices, communication systems, and industrial electronics. The company sells its products worldwide.

    Marconi Plc. Marconi Plc is an international company which specializes in the communications marketplace. The group, which markets high technology products, operates via three divisions: Communications, supplying communications and data networking equipment and solutions: Systems, which applies electronic and information solutions in a range of industries: and Capital, providing funding for investment.

    NEC Corporation. NEC Corporation manufactures and markets computers, telecommunication devices, electric appliances, circuit boards, and medical equipment instruments. The company also serves as an information provider for computer communication. NEC operates worldwide.

    News Corporation, Limited. News Corporation, Limited is an international media company. The company's operations include the production and distribution of motion pictures and television programming. The company provides television, satellite, and cable broadcasting and the publication of newspapers, magazines, books and promotional inserts. News Corp. also provides electronic commerce and aircraft leasing.

    Nikko Securities Company, Limited. Nikko Securities Company, Limited provides investment banking and underwriting services worldwide. The company also acts as a securities dealer. Nikko operates numerous subsidiaries in Europe, North America, and the Middle and Far East.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

    NTT DoCoMo, Inc. NTT DoCoMo, Inc. provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satelllite mobile communication, and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones, and pagers.

    Reuters Group Plc. Reuters Group Plc is an international news and information organization. The company provides economic and financial information to the business community, in addition to supplying various news services. Reuters Financial Television covers world markets and international news through over 180 bureaus in some 160 countries.

    Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, mines coal and non-ferrous metals, and produces solar cells. Royal Dutch operates in approximately 135 countries.

    SONY Corporation. SONY Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio and video equipment, televisions, displays, semiconductors, electronic components, computers and computer peripherals, and telecommunication equipment.

    Telecom Argentina Stet - France Telecom S.A. Telecom Argentina Stet - France Telecom S.A. provides telecommunications services including local, long-distance and international service in the northern half of Argentina. The company, through its subsidiaries, also provides cellular telecommunications service, publishes telephone directories and provides a paging service within the same area of Argentina.

    Telefonaktiebolaget LM Ericsson AB. Telefonaktiebolaget LM Ericsson AB develops and produces advanced systems and products for wired and mobile communications in public and private networks. The product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems, and business systems. The company produces and markets worldwide.

    Telefonica S.A. Telefonica S.A. provides telecommunications services to industrial, residential and municipal customers throughout Spain and in Argentina, Peru, Brazil, Venezuela, Puerto Rico, Portugal, El Salvador and the United States. The company retails telephones, mobile phones and telefaxes and offers videoconferencing and audio-visual communications such as television broadcasting.

    Toyota Motor Corporation. Toyota Motor Corporation produces, sells, leases, and repairs passenger cars, trucks, buses, boats, and airplanes in Japan and overseas. The company also manages real estate, civil engineering, and insurance businesses. Toyota Motor has a joint venture with General Motors in the United States and a passenger car production base in the United Kingdom.

    UBS AG. UBS AG provides a wide range of global banking and financial services. The bank offers corporate and institutional banking, retail banking and basic banking services, corporate finance, merchant banking, investment counseling, asset and portfolio management, trading and risk management.

    Vodafone AirTouch PLC. Vodafone AirTouch PLC provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and personal communications services. The group offers its services in France, Australia, Egypt, Fiji, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.

    Roaring 2000's Trusts

    Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheet, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Bank of America Corporation. Bank of America Corporation is the holding company for Bank of America and NationsBank. The company provides retail banking services, asset management, financial products, corporate finance, specialized finance, capital markets, and financial services. Bank of America operates throughout the United States as well as throughout the world.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Chase Manhattan Corporation. Chase Manhattan Corporation is a bank holding company that conducts domestic and international financial services through various bank and non-bank subsidiaries. The company provides corporate finance, wholesale banking, and investment services, as well as emphasizes originations, underwriting, distribution, risk management products, and private banking.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

    Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

    Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Goldman Sachs Group, Inc. Goldman Sachs Group, Inc. is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company provides services to corporations, financial institutions, governments, and high-net worth individuals.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    JDS Uniphase Corporation. JDS Uniphase Corporation provides advanced fiberoptic components and modules. The company's products are sold to telecommunications and cable television system providers worldwide. Products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, and optical switches. JDS also designs, manufactures, and markets laser subsystems.

    Lehman Brothers Holdings, Inc. Lehman Brothers Holdings, Inc. is an investment banking firm. The company's activities include capital raising for clients through securities underwriting and direct placements, corporate finance, merchant banking, securities sales and trading and research services. Lehman Brothers operates worldwide.

    MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

    Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

    Merrill Lynch & Company, Inc. Merrill Lynch & Company, Inc. provides a variety of financial and investment services through offices around the world. The company serves the needs of both individual and institutional clients with a diverse range of financial services including personal financial planning, trading and brokering, banking and lending, and insurance.

    Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones, networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company provides its products and services worldwide.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, workstations, PCs, minicomputers, mainframes, and massively parallel computers.

    Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

    Pharmacia Corporation. Pharmacia Corporation is a global life sciences company that applies biological sciences to an integrated system of agriculture, food, and human health. The company manufactures and sells pharmaceuticals, agricultural products, and food ingredients.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

    SunTrust Banks, Inc. SunTrust Banks, Inc. is a super-regional bank holding company. The company's subsidiary banks operate in Florida, Georgia, Alabama, Maryland, Tennessee, Virginia, and the District of Columbia. SunTrust provides a wide range of personal, corporate, and institutional financial services.

    Teva Pharmaceutical Industries, Limited. Teva Pharmaceutical Industries, Limited is a pharmaceutical company with more than 70% of its sales outside Israel, primarily in the United States. The company develops, manufactures and markets branded and generic human pharmaceuticals, bulk pharmaceutical chemicals, medical disposable and veterinary products.

    VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

    Semiconductor Trusts

    Alpha Industries, Inc. Alpha Industries, Inc. designs, develops, manufactures, and markets proprietary radio, microwave, and millimeter wave frequency integrated circuits, as well as discrete semiconductors for wireless voice and data communications. The company also produces integrated circuits, discrete components, and ceramic resonators and ferrites.

    Altera Corporation. Altera Corporation designs, manufactures, and markets programmable logic devices and associated development tools. Programmable logic devices are semiconductor integrated circuits that offer on-site programmability to customers. The company's products, including a variety of programmable logic devices, serve the telecommunications, data communications, and industrial applications markets.

    ANADIGICS, Inc. ANADIGICS, Inc. designs and manufactures radio frequency integrated circuit solutions for the broadband and wireless communications markets. The company's products enable manufacturers of communications equipment to enhance overall system performance, manufacturing costs, and time to market.

    Analog Devices, Inc. Analog Devices, Inc. designs, manufactures, and markets integrated circuits used in analog and digital signal processing. The company's products are used in communications, computer, industrial, instrumentation, military/aerospace, automotive, and high-performance consumer electronics applications. Analog Devices sells its products worldwide.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    ASM Lithography Holding N.V. ASM Lithography Holding N.V. develops, manufactures, markets and services photolithography projection systems, known as wafer steppers and step and scan. The company supplies its products to integrated circuit manufacturers that use them to produce semiconductors. ASM's customers are located in the United States, Asia and Western Europe.

    Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

    Brooks Automation, Inc. Brooks Automation, Inc develops, manufactures, and supplies wafer and substrate handling robots, modules, software, controls, and fully integrated cluster tool handling systems. The company markets its products to the semiconductor and flat panel display process equipment industries. Brooks also develops software products for the semiconductor manufacturing execution systems market.

    Conexant Systems, Inc. Conexant Systems, Inc provides semiconductor products for communications electronics. The company offers products for use in wireless communications, network access, network processing, digital entertainment, personal imaging, and personal computing. Conexant has design, engineering, marketing, sales, and service facilities in the United States and other countries around the world.


    Credence Systems Corporation. Credence Systems Corporation designs, manufactures, sells, and services automatic test equipment used for testing semiconductor integrated circuits. The company also develops, licenses, and distributes related software products. Credence's customers include semiconductor manufacturers as well as assembly and test services companies.

    Cree, Inc. Cree, Inc develops and manufactures semiconductor materials and electronic devices made from silicon carbide (SiC). The company uses proprietary technology to make enabling compound semiconductors such as blue and green light emitting diodes, SiC crystals used in the production of unique gemstones, and SiC wafers that are sold for device production and research.

    Cypress Semiconductor Corporation. Cypress Semiconductor Corporation designs, develops, manufactures, and markets a line of digital and mixed-signal integrated circuits. The company's circuits are used in the data communications, telecommunications, computers, and instrumentation systems markets. Cypress' products are marketed worldwide through a network of sales offices, distributors, and sales representative firms.

    Exar Corporation. Exar Corporation designs, develops, and markets analog and mixed-signal integrated circuits for use in communications and video and imaging products. The company also produces digital integrated circuits in communications products, as well as general purpose analog integrated circuits.

    GlobeSpan, Inc. GlobeSpan, Inc. develops advanced digital subscriber line
(DSL) integrated circuits. The company's circuits enable high-speed data transmission over the existing network of copper telephone wires known as the local loop. GlobeSpan sells its circuits as chip sets to manufacturers of DSL equipment for incorporation into products that are sold to telecommunications service providers.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    KLA-Tencor Corporation. KLA-Tencor Corporation manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems are used to analyze product and process quality at critical steps in the manufacture of circuits. The systems also provide feedback so that fabrication problems can be identified. KLA-Tencor operates sales, service, and application centers worldwide.

    Kopin Corporation. Kopin Corporation develops and manufactures semiconductor materials and small form factor displays. The company uses its proprietary technology to design, manufacture, and market products used in commercial wireless communications and high resolution portable applications. Kopin's principal semiconductor wafer product is a heterojunction bipolar transistor device wafer.

    Lam Research Corporation. Lam Research Corporation manufactures, markets, and services semiconductor processing equipment used in the making of integrated circuits. The company's products are used to deposit special films on a silicon wafer and etch away portions of various films to create a circuit design. Lam sells its products around the world.

    LSI Logic Corporation. LSI Logic Corporation designs, develops, manufactures, and markets integrated circuits and storage systems. The company offers products and services for a variety of electronic systems applications and are marketed to original equipment manufacturers in the networking, telecommunications and wireless, computers, consumer products, and storage industries.

    Newport Corporation. Newport Corporation designs, manufactures, and markets components, instruments, and integrated systems to fiber-optic communications, semiconductor equipment, computer peripherals, and scientific research markets. The company's customers include Fortune 500 corporations, technology companies, and research laboratories in commercial, academic, and government sectors worldwide.

    Novellus Systems, Inc. Novellus Systems, Inc. manufactures, markets, and services advanced automated wafer fabrication systems for the deposition of thin films. The company supplies deposition systems used in the fabrication of integrated circuits. Novellus has subsidiaries in the United Kingdom, France, Germany, China, Japan, the Netherlands, Singapore, and Taiwan. PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

    Qlogic Corporation. QLogic Corporation designs and supplies semiconductor and board-level input/output and enclosure management products. The company's products provide interface connections between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, and subsystems. QLogic also provides enclosure management products that monitor and communicate information.

    QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

    RF Micro Devices, Inc. RF Micro Devices, Inc. designs, develops, and markets proprietary radio frequency integrated circuits. The company's products are used for wireless communications applications such as cellular and PCS, cordless telephony, wireless LANs, wireless local loop, industrial radios, wireless security and remote meter reading.

    SanDisk Corporation. SanDisk Corporation supplies flash data storage products. The company designs, manufactures, and markets industry-standard, solid-state data, digital imaging, and audio storage products using its patented, high-density flash memory and controller technology.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

    Taiwan Semiconductor Manufacturing Company, Limited. Taiwan Semiconductor Company, Limited manufactures integrated circuits based on its proprietary designs. The company offers a comprehensive set of integrated circuit fabrication processes to manufacture CMOS logic, mixed-mode, volatile and non-volatile memory and BiCMOS chips. Taiwan Semiconductor is an affiliate of Philips Electronics N.V.

    Teradyne, Inc. Teradyne, Inc. manufactures automatic test systems and related software for the electronics and communications industries. The company's products include systems to test semiconductors, circuit boards, telephone lines and networks, and software. Teradyne also manufactures backplanes and associated connectors used in electronic systems.

    Texas Instruments, Inc. Texas Instruments, Inc. provides semiconductor products, as well as designs and supplies digital signal processing and analog technologies. The company also conducts businesses in materials and controls, educational and productivity solutions, and digital imaging. Texas Instruments has manufacturing or sales operations in countries around the world.

    TranSwitch Corporation. TranSwitch Corporation designs, develops, markets, and supports integrated digital and mixed-signal semiconductor solutions for the telecommunications and data communications markets. The company's customers primarily include original equipment manufacturers who incorporate its products into networking equipment. TranSwitch sells its products worldwide.

    TriQuint Semiconductor, Inc. TriQuint Semiconductor, Inc. designs, develops, manufactures, and markets a variety of high performance analog and mixed signal integrated circuits for the communications markets. The company utilizes its proprietary gallium arsenide technology to enable its products to overcome the performance barriers of silicon devices in various applications. TriQuint's products are sold worldwide.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 225:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 225 as of May 2, 2000. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 225 as of May 2, 2000, in conformity with accounting principles generally accepted in the United States.

                                                              GRANT THORNTON LLP
Chicago, Illinois
May 2, 2000




                             STATEMENTS OF CONDITION
                                As of May 2, 2000

                                                    Bandwidth         Bandwidth        Biotechnology     Biotechnology
                                                   & Telecom-        & Telecom-               &                 &
                                                   munications       munications       Pharmaceutical    Pharmaceutical
                                                    Series A          Series B            Series A          Series B
                                                 ---------------   ---------------     ---------------   --------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)           $        148,135   $        148,135   $         153,054  $        153,054
                                                 ---------------   ---------------     ---------------   --------------
  Total                                        $        148,135   $        148,135   $         153,054  $        153,054
                                                 ===============   ===============     ===============   ==============

LIABILITIES AND INTEREST
OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                     $            137   $            234   $             141  $            236
  Deferred sales charge liability (3)                     2,918              5,237               3,015             5,411
Interest of Unitholders--
  Cost to investors (4)                                 149,640            149,640             154,610           154,610
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5)                         4,560              6,976               4,712             7,203
                                                 ---------------   ---------------     ---------------   --------------
  Net interest to Unitholders (4)                       145,080            142,664             149,898           147,407
                                                 ---------------   ---------------     ---------------   --------------
Total                                          $        148,135   $        148,135   $         153,054  $        153,054
                                                 ===============   ===============     ===============   ==============


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                                As of May 2, 2000

                                                                Global               Global                Great
                                                               Wireless             Wireless           International
                                                               Series A             Series B            Firms Trust
                                                            ---------------      ---------------      ---------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                       $       150,429      $        150,429     $       393,672
                                                           -----------------------------------------------------------
  Total                                                    $       150,429      $        150,429     $       393,672
                                                           ===========================================================


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                                 $           139      $            238     $           151
  Deferred sales charge liability (3)                                2,963                 5,318              13,918
Interest of Unitholders--
  Cost to investors (4)                                            151,950               151,950             397,650
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5)                                    4,623                 7,077              18,047
                                                           -----------------------------------------------------------
  Net interest to Unitholders (4)                                  147,327               144,873             379,603
                                                           -----------------------------------------------------------
Total                                                      $       150,429      $        150,429     $       393,672
                                                           ===========================================================


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.



                             STATEMENTS OF CONDITION
                                As of May 2, 2000

                                                          Roaring          Roaring             Semi-           Semi-
                                                           2000s            2000s            conductor       conductor
                                                         Series A         Series B           Series A        Series B
                                                      ---------------   ---------------   --------------- --------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                 $       148,286   $      148,286   $       147,412   $      147,412
                                                      ---------------   ---------------   --------------- --------------
  Total                                              $       148,286   $      148,286   $       147,412   $      147,412
                                                      ===============   ===============   =============== ==============


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                           $           356   $          372   $           225   $          457
  Deferred sales charge liability (3)                          2,921            5,243             2,904            5,212
Interest of Unitholders--
  Cost to investors (4)                                      149,790          149,790           148,910          148,910
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5)                              4,781            7,119             4,627            7,167
                                                      ---------------   ---------------   --------------- --------------
  Net interest to Unitholders (4)                            145,009          142,671           144,283          141,743
                                                      ---------------   ---------------   --------------- --------------
Total                                                $       148,286   $      148,286   $       147,412   $      147,412
                                                      ===============   ===============   =============== ==============


(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(5)  Assumes the maximum sales charge.





THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.


   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit (an equal dollar amount of each Security in the Great International Firms Trust portfolio). Due to round lot requirements in certain foreign securities markets and market value fluctuations, the Great International Firms Trust may not be able to invest equally in each Security on the Initial or any subsequent Date of Deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.


   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------


   Each Trust seeks to increase the value of your investment by investing in a portfolio of stocks. We cannot guarantee that a Trust will achieve its objective. We describe the objective and selection criteria for each Trust in the individual Trust sections beginning on page 4.


   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.

   The Sponsor selected each Roaring 2000s Trust portfolio based on concepts presented in The Roaring 2000s and research compiled by Harry S. Dent. Mr. Dent did not select the stocks for the portfolios, does not endorse the Trusts and will not supervise the portfolios. The opinions and forecasts of Mr. Dent expressed in his books and elsewhere are not necessarily those of Van Kampen Funds Inc. and may not actually come to pass. Mr. Dent is being compensated by the Sponsor for his research. The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation. Each Roaring 2000s Trust has licensed the use of this service mark from the H.S. Dent Foundation.

   A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap -- less than $1.7 billion; Mid-Cap -- $1.7 billion to $10.8 billion; and Large-Cap -- over $10.8 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------

   Price Volatility. The Trusts invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.
   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   Single Industry. Many of the Trusts invest in a single industry or in a limited number of industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.


   Telecommunications Issuers. The Bandwidth & Telecommunications, Global Wireless and Greate International Firms Trusts invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers. You should also review the following section discussing technology companies because these companies may involve similar risks.
   Technology Issuers. The Great International Firms, Roaring 2000s and Semiconductor Trusts invest significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.
   Health Care Issuers. The Biotechnology & Pharmaceutical and Roaring 2000s Trusts invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   Financial Services Industry. The Roaring 2000s Trusts invest significantly in banks and thrifts, insurance companies and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks, thrifts and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.
   Banks and thrifts will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.
   Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.
   Companies involved in the insurance industry underwrite, sell or distribute property and casualty, life or health insurance. Many factors affect insurance company profits, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather ca tastrophes and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.
   Foreign Stocks. Because the Global Wireless and Great International Firms Trusts invest in stocks of foreign companies, these Trusts involve additional risks that differ from an investment in domestic stocks. Other Trusts may also invest in foreign companies that involve the same risks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Trust to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Trusts, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.
   Europe. The Global Wireless and Great International Firms Trusts invest in stocks principally traded in Europe. These Trusts involve additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union
(EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Trust.
   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Trust. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.
   Pacific Region. The Global Wireless and Great International Firms Trusts invest in stocks that principally trade in Pacific region countries. These Trusts involve additional risks that differ from an investment in United States companies. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.
   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic conditional of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.


   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on January 10, 2001, the secondary market sales charge for Series B Trusts and the Great International Firms Trust will be 4.50% and will not include deferred payments. The sales charge for these Trusts will reduce by 0.5% on each subsequent May 2 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:


                                                Great
                                            International
                                              Firms and
                           Series A           Series B
       Transaction           Trust              Trust
         Amount*         Sales Charge       Sales Charge
     --------------     --------------     --------------
$50,000 - $99,999             2.70%            4.25%
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period of the Trusts offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts offered in this prospectus at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.


   Your Trust will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.


   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

                                                Great
                                            International
                                              Firms and
                           Series A           Series B
       Transaction           Trust              Trust
         Amount*          Concession         Concession
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
$50,000 - $99,999             2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   In addition to the regular concession or agency commission earned by selling firms, during the initial offering period any firm that distributes 500,000 - 999,999 Units will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units will receive $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units will receive $.015 per Unit; and any firm that distributes 3,000,000 Units or more will receive $.02 per Unit. A firm may aggregate Units of a Series A Trust and a Series B Trust of the same industry sector type to qualify for these compensation levels but may not aggregate among different sectors. For example, Units of Global Wireless Trust, Series 3A and Series 3B may be aggregated but Units of Global Wireless Trust, Series 3A may not be aggregated with Units of Semiconductor Trust, Series 2B.


   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.30% per Unit for Series A Trusts and 2.50% per Unit for Series B Trusts and the Great International Firms Trust. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.


   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. With respect to the Roaring 2000s Trusts Prudential Securities, Inc. will receive an additional concession equal to 0.15% of the Public Offering Price of all Units it distributes during the initial offering period rather than the additional compensation described under "Unit Distribution". Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.


   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Trust may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Trust termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Trust may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Trust.
   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------


   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. This table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.


                                                  Great
                                              International
                                                Firms and
                              Series A          Series B
                               Trusts            Trusts
                              ---------         ---------
Fee paid on purchase            0.00%            0.00%
Deferred sponsor retention      0.70             1.00
                              ---------         ---------
    Total                       0.70%            1.00%
                              =========         =========

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. If securities or property are acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.


   With respect to the Great International Firms Trust only, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to the Trust. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the Trust on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.


   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.

   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------


Great International Firms Trust
   The Great International Firms Trust intends to elect and qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax.
   Distributions to Unitholders of the Trust's taxable income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.
   Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholder) on December 31 of the year such distributions are declared.
   Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g. short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period.

   Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge.
   Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends received deduction, subject to limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by the Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of the Trust distributions are eligible for the dividends received deduction.
   The Trust may elect to pass through to the Unitholders the foreign income and similar taxes paid by the Trust in order to enable such Unitholders to take a credit (or deduction) for foreign income taxes paid by the Trust. If such an election is made, Unitholders of the Trust, because they are deemed to own a pro rata portion of the foreign securities held by the Trust, must include in their gross income, for federal income tax purposes, both their portion of dividends received by the Trust and also their portion of the amount which the Trust deems to be the Unitholders' portion of foreign income taxes paid with respect to, or withheld from, dividends, interest or other income of the Trust from its foreign investments. Unitholders may then subtract from their federal income tax the amount of such taxes withheld, or else treat such foreign taxes as deductions from gross income; however, as in the case of investors receiving income directly from foreign sources, the above described tax credit or deduction is subject to certain limitations. The 1997 Tax Act imposes a required holding period for such credits. Unitholders should consult their tax advisers regarding this election and its consequences to them.
   Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from the Trust.
   Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).
   The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.
   The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders.
   A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from the Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from the Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisers in this regard.
All Other Trusts
   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of all Trusts other than the Great International Firms Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security in the Trust is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by the Trust.
   2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.
   To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. As a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.


TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.


   Miscellaneous Expenses. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of a Trust. Each Trust may pay the expenses of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses. The Roaring 2000s Trusts will also pay a license fee to the Harry S. Dent Foundation for use of certain service marks.


   General. The fees and expenses of a Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trust with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


TABLE OF CONTENTS
--------------------------------------------------------------------------------

        Title                                    Page
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Bandwidth & Telecommunications Trusts.......     4
   Biotechnology & Pharmaceutical Trusts.......     7
   Global Wireless Trusts......................    10
   Great International Firms Trust.............    13
   The Roaring 2000s Trusts....................    15
   Semiconductor Trusts........................    18
   Notes to Portfolios.........................    21
   The Securities..............................    22
   Report of Independent Certified
      Public Accountants.......................    40
   Statements of Condition ....................    41
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................   A-9
   Wrap Fee and Advisory Accounts..............  A-10
   Rights of Unitholders.......................  A-10
   Trust Administration........................  A-12
   Taxation....................................  A-14
   Trust Operating Expenses....................  A-20
   Other Matters...............................  A-21
   Additional Information......................  A-21

--------------
When Units of the Trusts are no longer available this prospectus may be used as a preliminary prospectus for a future Trust. If this prospectus is used for future Trusts you should note the following:

The information in this prospectus is not complete with respect to future Trust series and may be changed. No person may sell Units of future Trusts until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO225

                                                                          #37693

                                                                          #36661

                                                                          #37749

                                                                          #36676

                                                                          #36679

                                                                          #37247

                                   PROSPECTUS


--------------------------------------------------------------------------------


                                   MAY 2, 2000



                                   Van Kampen
                              Focus Portfolios(SM)



                         Bandwidth & Telecommunications
                                Trust, Series 10A
                         Bandwidth & Telecommunications
                                Trust, Series 10B

                         Biotechnology & Pharmaceutical
                                Trust, Series 10A
                         Biotechnology & Pharmaceutical
                                Trust, Series 10B

                        Global Wireless Trust, Series 3A
                        Global Wireless Trust, Series 3B

                        Great International Firms Trust,
                                    Series 12

                      The Roaring 2000sSM Trust, Series 6A
                      The Roaring 2000sSM Trust, Series 6B

                         Semiconductor Trust, Series 2A
                         Semiconductor Trust, Series 2B



                              Van Kampen Funds Inc.

                                1 Parkview Plaza
                                  P.O.Box 5555
                      Oakbrook Terrace, Illinois 60181-5555

              Please retain this prospectus for future reference.






                                   Van Kampen
                             Information Supplement
                     Van Kampen Focus Portfolios, Series 225



--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                Table of Contents

                                                                  Page
        Risk Factors                                                 2
        The Trusts                                                   9
        Sponsor Information                                         11
        Trustee Information                                         12
        Trust Termination                                           13

RISK FACTORS
     Price Volatility. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Foreign Stocks. Because certain Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     Foreign Currencies. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.
     Liquidity. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.


   Technology Issuers. Certain Trusts are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Trusts, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    Telecommunications Issuers. Because certain Trusts are concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    Health Care Issuers. An investment in Units of certain Trusts should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.
   Financial Services Issuers. An investment in Units of certain Trusts should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.
   Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state- chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.
   The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.
   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.
   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.
   Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.
   In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.
   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.
   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.
   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive ligation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disrupting many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.
   Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

   An investment in Units should also be made with an understanding of the problems and risks of companies engaged in investment banking/brokerage and investment management. Such companies include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


THE TRUSTS
     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.
   The table below illustrates the performance of the Standard & Poor's 500 Index, the Standard & Poor's Pharmaceutical Index, and the Nasdaq Biotechnology Index.

                   S&P          S & P          Nasdaq
             Pharmaceutical       500       Biotechnology
                  Index          Index          Index
                --------       --------      -----------
   1994           16.43%          1.32%        (18.44%)
   1995           59.22          37.44          88.54
   1996           24.09          22.90          (0.33)
   1997           50.27          33.30          (0.07)
   1998           47.26          28.50          44.28
   1999          (11.56)         20.99         101.84

   Performance is measured from December 31, 1993 because that is the first date that information is available for the Nasdaq Biotechnology Index. The S&P 500 and the S&P Pharmaceutical Index performance includes the reinvestment of dividends. The Nasdaq Biotechnology Index performance does not include the reinvestment of dividends as these stocks do not typically pay dividends are that information is not available for the index. Source: FactSet Research Systems, Inc. and Bloomberg.


   When it comes to equity investing, many people only consider U.S. stocks. However, hundreds of well-known businesses exist outside of the United States that are leaders in their respective markets and industries. Ignoring these foreign firms may mean passing up an important investment opportunity. International equities can add diversity and growth potential to your Portfolio. The Great International Firms Trust provides access to foreign stocks, is diversified and is backed by Van Kampen's comprehensive research. This Trust may provide capital appreciation potential from a portfolio of stocks from around the world.


   The table below illustrates that no single stock market has dominated over time and that foreign markets have generally offered returns superior to those available in the U.S. The table shows the total returns of the top performing stock markets in developed countries for each of the years indicated (as represented by Morgan Stanley Capital International indices) compared with the U.S. market (as represented by the Standard and Poor's 500 Index).



        TOTAL RETURNS OF WORLD'S TOP PERFORMING DEVELOPED EQUITY MARKETS


                1995                    1996
         ------------------       -----------------
         Switzerland: 44.12%       Spain: 40.05%
         USA: 37.14%               Sweden: 37.21%
         Sweden: 33.36%            Portugal: 35.70%
         Spain: 29.83%             Finland: 33.94%
         Netherlands: 27.71%       Hong Kong: 33.08%

                1997                    1998
         ------------------       -----------------
         Portugal: 46.74%          Finland: 121.64%
         Switzerland: 44.25%       Belgium: 67.75%
         Italy: 35.48%             Italy: 52.52%
         Denmark: 34.52%           Spain: 49.90%
         USA: 33.38%               France: 41.54%

                            1997
                     ------------------
                     Finland: 150.71%
                     Malaysia: 107.24%
                     Singapore: 97.08%
                     Sweden: 77.76%
                     Japan: 60.56%


   All figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Trust. Securities in which the Trust invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.


     Harry S. Dent, Jr. believes that the economy may be on the edge of economic change that may change how people communicate and fundamentally alter how and where people live and work. At the same time, Mr. Dent believes the Baby Boom generation will reach its peak earning, spending and productivity years. Mr. Dent believes that the convergence of these two events could spark the trends of the years ahead.

   The Roaring 2000sSM Trusts were designed to benefit from the insights, philosophies and strategies found in the book, "The Roaring 2000s," by Harry S. Dent, Jr.
   Family spending cycles of each new generation of consumers and workers drive the economy. Birth rates, because they show how many people are in a generation, may be a leading indicator of the economy. As a generation develops and moves into its peak family spending cycle, the economy may rise.
   To account for the number of people at their peak spending age at a given time, Mr. Dent lags the birth index forward 46.5 years (the average person historically hits their peak spending at approximately 46.5 years of age). After consideration of this lag, the birth index and the Dow Jones Industrial Average, adjusted for inflation, have exhibited a close correlation in the past. Mr. Dent believes that this "Spending Wave" may enable a connection to be made, helping to forecast the economy in the future. Of course, past performance is no guarantee of future results.
   Based on the cycles discussed previously, Mr. Dent has identified various sectors of our economy that may be primed for growth potential. The Roaring 2000s Trusts seek to capitalize on trends impacting four main sectors, including:

     o Technology - New Technologies may be shaping new standards in the way people work and live. Businesses may be beginning to prepare for downshifts in the labor force by investing in labor saving technology that could improve productivity and lower costs.

     o Financial Services - The Baby Boomers may be forced to become investors and, therefore, may need to seek financial advice. Additionally, choices for investing are numerous and complicated. As our economy grows, so may additional opportunities for investment vehicles.

     o Health Care - As the Baby Boomers age, health care may become increasingly important as needs statistically begin to rise. As people age they tend to spend more of their income on health care costs. As technologies increase, Americans may find more options and choices in this sector than ever before.

     o U.S. Multinational Companies - A global marketplace is emerging and many U.S.-based companies appear to be experiencing new sales growth through the elimination of geographical barriers that once inhibited sales. Now, through technology increases, multinational companies may be emerging as market leaders internationally as well as domestically.

   The Sponsor selected each portfolio based on concepts presented in The Roaring 2000s and research compiled by Mr. Dent. Mr. Dent did not select the stocks for the portfolios, does not endorse the Trusts and will not supervise the portfolios. The opinions and forecasts of Mr. Dent expressed in his books and elsewhere are not necessarily those of Van Kampen Funds Inc. and may not actually come to pass. Mr. Dent is being compensated by the Sponsor for his research. The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation. Each Trust has licensed the use of this service mark from the H.S. Dent Foundation.

   The Roaring 2000sSM is the exclusive property of The H.S. Dent Foundation. The Roaring 2000sSM is a service mark of the H.S. Dent Foundation and has been licensed for use by Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by the H.S. Dent Foundation. The H.S. Dent Foundation makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly. The H.S. Dent Foundation is the licensor of certain trademarks, service marks and trade names of the H.S. Dent Foundation. The H.S. Dent Foundation is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued. The H.S. Dent Foundation has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF ANY DATA INCLUDED THEREIN. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF ANY DATA INCLUDED HEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER The H.S. DENT Foundation NOR ANY OTHER RELATED PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND The H.S. DENT Foundation HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ITS SERVICE MARKS. WITHOUT LIMITING ANY OF THE FORE-GOING, IN NO EVENT SHALL The H.S. DENT Foundation OR ANY OTHER RELATED PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


SPONSOR INFORMATION
   Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").


     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; credit services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); and real estate advice, financing and investing.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal offices at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, (630) 684-6000. As of November 30, 1999, the total stockholders' equity of Van Kampen Funds Inc. was $141,554,861 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of March 31, 2000, the Sponsor and its Van Kampen affiliates managed or supervised more than $100 billion of investment products. The Sponsor and its Van Kampen affiliates managed $84.2 billion of assets for more than 63 open-end mutual funds, 39 closed-end funds and more than 2,700 unit trusts as of March 31, 2000. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.


     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION
     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

          1.1  Copy of Trust Agreement.

          3.1 Opinion and consent of counsel as to legality of securities being registered.

          3.2 Opinion of counsel as to the federal income tax status of securities being registered.

          3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

          4.1  Consent of Interactive Data Corporation.

          4.2  Consent of Independent Certified Public Accountants.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 225, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 225 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 2nd day of May 2000.

                                         Van Kampen Focus Portfolios, Series 225
                                                        By Van Kampen Funds Inc.

                                                          By Christine K. Putong
                                                  ------------------------------

                            Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on May 2, 2000 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


                                                             Christine K. Putong
                                                    ----------------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
*An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.